UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AiAdvertising, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00874R 103

(CUSIP Number)

Timothy Dunn

Hexagon Partners, Ltd.

18 Desta Dr., Midland, Texas 79705

Tel: (432) 818-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Hexagon Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090,800 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Percentage based on (i) 1,330,477,660 outstanding shares of Common Stock as represented by the Issuer in the Securities Purchase Agreement by and among the Issuer and Hexagon Partners, Ltd., dated April 10, 2023, plus (ii) 909,090,800 shares of Common Stock issuable upon conversion of the 2,272,727 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Texas Star Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090,800 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Percentage based on (i) 1,330,477,660 outstanding shares of Common Stock as represented by the Issuer in the Securities Purchase Agreement by and among the Issuer and Hexagon Partners, Ltd., dated April 10, 2023, plus (ii) 909,090,800 shares of Common Stock issuable upon conversion of the 2,272,727 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Timothy Dunn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090,800 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage based on (i) 1,330,477,660 outstanding shares of Common Stock as represented by the Issuer in the Securities Purchase Agreement by and among the Issuer and Hexagon Partners, Ltd., dated April 10, 2023, plus (ii) 909,090,800 shares of Common Stock issuable upon conversion of the 2,272,727 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Bradley Parscale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage based on (i) 1,330,477,660 outstanding shares of Common Stock as represented by the Issuer in the Securities Purchase Agreement by and among the Issuer and Hexagon Partners, Ltd., dated April 10, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of AiAdvertising, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 321 Sixth Street, San Antonio, TX 78215.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Timothy Dunn, Texas Star Management Company, LLC (“TSMC”), Hexagon Partners, Ltd. (“Hexagon”) and Bradley Parscale (together with Mr. Dunn, TSMC and Hexagon, the “Reporting Persons”). Mr. Dunn is the managing member of TSMC, which is the general partner of Hexagon. Mr. Parscale has discussed the strategic direction of the Issuer with the other Reporting Persons but is not formally affiliated with them.

(b) The address of the principal business office of Hexagon, TSMC, and Mr. Dunn is 18 Desta Dr., Midland, Texas 79705. The address of the principal business office of Mr. Parscale is 1512 E Broward Blvd., Fort Lauderdale, Florida 33301.

(c) The principal business of Hexagon is making various investments, including in securities of the Issuer. The principal business of TSMC is serving as the general partner of Hexagon. The principal occupation of Mr. Dunn is serving as the chief executive officer of Crownquest Operating, LLC. The principal occupation of Mr. Parscale is digital marketing, software engineering and entrepreneurship.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hexagon is a Texas limited partnership. TSMC is a Texas limited liability company. Mr. Dunn and Mr. Parscale are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Items 4 and 6 is hereby incorporated by reference.

On April 11, 2023, pursuant to a securities purchase agreement between Hexagon and the Issuer (the “SPA”), Hexagon purchased 2,272,727 shares of Series I Preferred Stock (the “Preferred Stock”) at a price equal to $2.20 per share for a total aggregate consideration of $4,999,999.40.

Each share of Preferred Stock may be converted into Common Stock on a 1:400 basis at the election of its holder, at any time upon ninety (90) days’ written notice, and votes with the Common Stock on all matters as to which a vote of the Issuer’s stockholders is required on an as-converted basis. The securities reported in this Schedule 13D as beneficially owned by the Reporting Persons reflect only the 2,272,727 shares of Preferred Stock above with a voting power of 400 votes per share.

The source of funds for such purchase was personal funds of Hexagon.

Item 4. Purpose of Transaction

The information provided in Items 3 and 6 is hereby incorporated by reference.

Hexagon, TSMC, and Mr. Dunn have acquired beneficial ownership of the securities reported herein for investment purposes, subject to the below, and will evaluate the investment in the securities on a continual basis. Mr. Parscale is not a party to the SPA but has consulted with Hexagon, TSMC, and Mr. Dunn with respect to the transactions contemplated by the SPA. Mr. Parscale has beneficial ownership of 5,000,000 shares of Common Stock he received from the conversion of Series D Preferred Stock. Mr. Parscale is compensated by the Issuer for providing consulting services, as further described in Item 6.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may communicate with the Issuer’s board of directors (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, with respect to operational, strategic, financial or governance matters, including engaging legal, financial, regulatory, technical or industry advisors to assist in any review. Such discussions and actions may be preliminary and exploratory in nature, and may or may not rise to the level of a plan or proposal. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction; business combinations; material asset purchases or sales; the formation of joint ventures’ material projects or capital expenditures; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer securities; or any action similar to those enumerated above.

Subject to the terms and conditions of the documents described herein to which the Reporting Persons are party, the Reporting Persons may seek to acquire securities of the Issuer, including Common Stock or other equity, debt or other financial instruments related to the Issuer, or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Securities Purchase Agreement

Pursuant to the SPA, the Issuer also granted Hexagon a six (6) month option to purchase (i) a second tranche consisting of up to 333,333 additional shares of Preferred Stock, at a price equal to $6.00 per share, and (ii) a third tranche consisting of up to 312,500 additional shares of Preferred Stock, at a price equal to $7.20 per share. The second and third tranche options have not been exercised at this time, and will expire on October 11, 2023. The SPA gives Hexagon the right to transfer and assign the options to purchase shares of Preferred Stock in the second and third tranche to any of its affiliates or any accredited investor.

For so long as at least 50% of the shares purchased thereunder have not been redeemed by the Issuer or converted into Common Stock (the “Governance Period”), Hexagon will have the right to designate two directors to the Issuer’s Board (the “Hexagon Designees”), and the Issuer may not increase the size of the Board above 6 directors without Hexagon’s prior written consent. The initial Hexagon Designees are James B. Renacci and Thomas O. Hicks, Jr. During the same period Hexagon has the right to designate two directors to the Board, Hexagon will have the right to appoint an observer to attend meetings of the Board.

As required by the SPA, the Issuer amended its bylaws on April 10, 2023 (the “Amended and Restated Bylaws”) to, among other things, increase the number of seats on the Board to six and provide that the size of the Board may not be increased without the vote of the holders of the Issuer’s voting securities holding 80% of the vote. The Amended and Restated Bylaws also revised the provisions relating to the indemnification of the Issuer’s officers and directors.

Hexagon agreed, without the prior unanimous consent of the Board, to not enter into any Rule 13e-3 Transaction (as defined in Rule 13e-3 under the Exchange Act of 1934, as amended (the “Exchange Act”)), with respect to the Issuer for a period of five years from the date it first purchased Preferred Stock pursuant to the SPA.

The description of the SPA contained in this Item 4 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the SPA, which is filed as Exhibit B and is also incorporated herein by reference.

Shareholder Rights Plan

On April 10, 2023, the Board approved the Issuer’s entry into a Shareholder Rights Plan, by and between the Issuer and Worldwide Stock Transfer, LLC, as Rights Agent, in the form attached as an exhibit to the SPA (the “Shareholder Rights Plan”), as described in the Issuer’s current report on Form 8-K filed with the SEC on April 11, 2023. Pursuant to the SPA, the Issuer agreed to execute the Shareholder Rights Plan and establish the Record Date (as defined therein) promptly upon FINRA’s completion of its review of the Issuer’s notification related to the Shareholder Rights Plan and the subsequent distribution described below.

The Shareholder Rights Plan will provide for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock and for each share of Common Stock that the holders of the Issuer’s warrants and certain of its existing preferred stock (including the Preferred stock issued pursuant to the SPA) would be entitled to receive upon full exercise or conversion thereof. Each Right will entitle the holder to purchase one ten-thousandth of a share of Series J Junior Participating Preferred Stock, par value $0.001 per share, of the Issuer (the “Series J Preferred Shares”) at the purchase price set forth in the Shareholder Rights Plan. The Shareholder Rights Plan will establish a special committee of the board (the “Special Committee”) with full authority to act on behalf of the Board and take all actions deemed advisable by the Special Committee relating to the Shareholder Rights Plan.

Pursuant to the SPA, the Issuer has agreed that during the Governance Period, without the prior written consent of Hexagon, the Special Committee will include each of the Hexagon Designees and the size of the Special Committee will not exceed 4 directors.

Except as disclosed in this Schedule 13D, the Reporting Persons have no other plans or proposals that would relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

The description of the Shareholder Rights Plan contained in this Item 4 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Shareholder Rights Plan, which is filed as an exhibit to the SPA and is also incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 1,330,477,660 shares of Common Stock outstanding, as represented by the Issuer in the SPA, plus (ii) 909,090,800 shares of Common Stock issuable upon conversion of the 2,272,727 shares of Preferred Stock reported herein.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Hexagon directly holds 2,272,727 shares of Preferred Stock, which have the voting power of and are convertible into 909,090,800 shares of Common Stock. TSMC is the general partner of Hexagon. Mr. Dunn is the managing member of TSMC.

Mr. Parscale directly holds 5,000,000 shares of Common Stock from converting shares of Series D Preferred Stock to Common Stock and also directly holds 86,021 shares of Series D Preferred Stock. A Description of the Series D Preferred Stock is included in Item 6.

(c) Except for the transaction which is the subject of this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 is hereby incorporated by reference.

Series I Certificate of Designation

On April 10, 2023, the Issuer filed with the secretary of state of the state of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series I Preferred Stock (the “Certificate of Designation”). Pursuant to the Certificate of Designation, each share of Preferred Stock may be converted into Common Stock on a 1:400 basis at the election of its holder, at any time upon ninety (90) days’ written notice, and votes with the Common Stock on all matters as to which a vote of the Issuer’s stockholders is required on an as-converted basis.

Without the prior written consent of holders of not less than 50% of the then total outstanding share of Preferred Stock voting as a single class, the Issuer and its subsidiaries may not (a) effect or agree to effect a change of control; (b) sell, transfer, license, lease, or otherwise dispose of, in any transaction or series of related transactions, any significant assets of the Issuer or any subsidiary; (c) alter, modify, or repeal the Certificate of Designation; (d) in any manner authorize, create, amend or issue any class or series of capital stock ranking prior to or on parity with the Preferred Stock; (e)(i) issue or authorize the issuance of any equity securities of the Issuer’s subsidiaries, other than to the Issuer or another of the Issuer’s wholly owned subsidiaries, or (ii) form or create a subsidiary of the Issuer that is not wholly-owned (directly or indirectly) by the Issuer; or (f) enter into any agreement with respect to any of the foregoing.

The description of the Certificate of Designation contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Certificate of Designation, which is filed as Exhibit D and is also incorporated herein by reference.

Registration Rights Agreement

Pursuant to the SPA, the Issuer has entered into a registration rights and lock-up agreement with Hexagon, dated April 11, 2023 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted Hexagon certain demand and piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of shares of Series I Preferred Stock.

Hexagon also agreed to a one-year lock-up period commencing on April 11, 2023 for any Common Stock issued or issuable upon conversion of the Series I Preferred Stock, with customary transfer exceptions described in the Registration Rights Agreement.

The description of the Registration Rights Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit C and is also incorporated herein by reference.

Series D Certificate of Designation

On August 1, 2017, the Issuer filed a Certificate of Designation of Preferences Rights and Limitations of Series D Preferred Stock “the “Series D Certificate of Designation”). Pursuant to the Series D Certificate of Designation, each share of Series D Preferred Stock is convertible at the option of the holder into 2,500 shares of Common Stock upon 90 days’ written notice and pays a quarterly dividend, calculated as (1/90,000) x (5% of the Adjusted Gross Revenue) of the Company’s subsidiary Parscale Digital. Adjusted Gross Revenue means the top line gross revenue of Parscale Digital, as calculated under GAAP (generally accepted accounting principles) less any reselling revenue attributed to third party advertising products or services, such as, but not limited to, search engine keyword campaign fees, social media campaign fees, radio or television advertising fees, and the like. The holders of the Series D Preferred Stock do not have voting rights except as required by law and with respect to certain protective provisions set forth in the Series D Certificate of Designation.

The description of the Series D Certificate of Designation contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Series D Certificate of Designation, which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2017 and is incorporated by reference.

Independent Consultant Agreement

Mr. Parscale is party to an Independent Consultant Agreement (“Consulting Agreement”) with the Issuer, dated as of August 4, 2022, pursuant to which Mr. Parscale provides business development services, lead generation services, and sales services. Mr. Parscale’s compensation for such services includes $120,000 per year in Common Stock under the Issuer’s 2022 Qualified Incentive Stock Plan.

The description of the Consulting Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Consulting Agreement, which is filed as Exhibit G hereto and is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith)

Exhibit B	Stock Purchase Agreement, by and among Hexagon Partners, Ltd. and AiAdvertisting, Inc., dated April 10, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit C	Registration Rights and Lock-Up Agreement, by and among Hexagon Partners, Ltd. and AiAdvertisting, Inc., dated April 11, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit D	Certificate of Designation of Preferences, Rights and Limitations of Series I Preferred Stock, dated April 10, 2023 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit E	Form of Rights Agreement by and among AiAdvertising, Inc. and Worldwide Stock Transfer LLC (incorporated by reference to the attachment to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit F	Certificate of Designation of Preferences, Rights and Limitations of Series D Preferred Stock, dated August 1, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2017)

Exhibit G	Independent Consultant Agreement, dated August 4, 2022 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

HEXAGON PARTNERS, LTD.

By:	Texas Star Management Company, LLC, its general partner

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TEXAS STAR MANAGEMENT COMPANY, LLC

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TIMOTHY DUNN

/s/ Timothy Dunn

BRADLEY PARSCALE

/s/ Bradley Parscale

[AiAdvertising, Inc. – Schedule 13D]

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of AiAdvertising, Inc., a Nevada corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 20, 2023

HEXAGON PARTNERS, LTD.

By:	Texas Star Management Company, LLC, its general partner

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TEXAS STAR MANAGEMENT COMPANY, LLC

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TIMOTHY DUNN

/s/ Timothy Dunn

BRADLEY PARSCALE

/s/ Bradley Parscale

Exhibit G

INDEPENDENT CONSULTANT AGREEMENT

This Independent Consultant Agreement is made and entered into as of the date it is fully executed (“Effective Date”), by and between AiAdvertising, Inc., a Nevada corporation (“AIAD”) and the signatory party other than AIAD (“Consultant”).

For good and valuable consideration, receipt of which is hereby acknowledged, AIAD shall employ Consultant subject to the following terms and conditions.

1.	Independent Consultant. Subject to the terms and conditions of this Agreement, AIAD hereby engages the Consultant as an independent Consultant to perform the services set forth herein, and the Consultant hereby accepts such engagement.

2.	Duties, Term, and Compensation. The Consultant’s duties, term of engagement, compensation and provisions for payment thereof shall be as set forth in Exhibit A, which may be amended in writing from time to time and which collectively are hereby incorporated by reference.

3.	Expenses. During the term of this Agreement, the Consultant shall be reimbursed by AIAD for all reasonable and approved out-of-pocket expenses which are incurred in connection with the performance of the duties hereunder. In order for an expense to be reimbursed, the expense must be approved by the CEO of AIAD, prior to the expense being incurred by Consultant. Notwithstanding the foregoing, expenses and time spent by Consultant in traveling to and from AIAD facilities shall not be reimbursable.

4.	Inventions, Patents, Trademarks and Copyrights. If during this agreement, Consultant assists AIAD to create any inventions, patents, trademarks, copyrights, discoveries, software, software code, developments or innovations, Consultant and AIAD will discuss separate licensing and compensation agreements for such efforts and work.

5.	Confidentiality. The Consultant acknowledges that during the engagement, the Consultant will have access to and become acquainted with various trade secrets, inventions, patents, trademarks, copyrights, software, software code, innovations, processes, information, records and specifications owned or licensed by AIAD and/or used by AIAD in connection with the operation of its business including, without limitation, AIAD’s business and product processes, methods, customer lists, accounts, fee structure, billing practices and procedures. The Consultant agrees that he or she will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with AIAD. Except as described in Section 4 of this Agreement with respect to Consultant’s Intellectual Property Rights, Deliverables and Data, all files, records, documents, blueprints, specifications, information (including passwords and entry codes), photographs, videos, audio files, graphics, letters, notes, media lists, hardware, equipment, software, software code, original artwork and other creative works, notebooks, and similar items relating to the business of AIAD and its clients, whether prepared by the Consultant or otherwise coming into his or her possession, shall remain the exclusive property of AIAD (such exclusive property of AIAD shall be referred to as “Confidential Materials”). The Consultant shall not retain any copies of Confidential Materials without AIAD’s prior written permission. Upon request by AIAD, the Consultant shall immediately deliver to AIAD all such Confidential Materials in his or her possession or under his or her control.

6.	Conflicts of Interest; Non-Hire Provision. The Consultant represents that he or she is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Consultant and any third party. Further, the Consultant, in rendering his or her duties shall not utilize any invention, discovery, development, improvement, innovation, or trade secret in which he or she does not have a proprietary interest. During the term of this agreement, the Consultant shall devote as much of his or her productive time, energy and abilities to the performance of his or her duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Consultant is expressly free to perform services for other parties while performing services for AIAD. For a period of one year following any termination, the Consultant shall not, directly or indirectly hire, solicit, or encourage to leave AIAD’s employment, any employee or consultant of AIAD or hire any such employee or consultant of AIAD who has left AIAD’s employment or contractual engagement within one year of such employment or engagement.

7.	Merger. This Agreement shall not be terminated by the merger or consolidation of AIAD into or with any other entity.

8.	Choice of Law, Jurisdiction and Venue. The laws of the state of Nevada shall govern the validity of this Agreement, the construction of its terms and the interpretation of all rights and duties of the parties hereto. The jurisdiction and venue for any dispute, whether it is negotiations, mediation, arbitration or litigation, shall be in the state of Nevada.

9.	Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

10.	Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be constructed as a continuing waiver.

11.	Assignment. The Consultant shall not assign any of his or her rights under this Agreement, or delegate the performance of any of his or her duties hereunder, without the prior written consent of AIAD.

12.	Notices. All notices and other communications required or permitted under this Agreement shall be in writing, and shall be deemed to have been delivered and received (i) when personally delivered, or (ii) on the third (3rd) business day after sent by registered or certified mail, postage prepaid, return receipt requested, (iii) the date transmitted by electronic means (e.g. fax or email) generating a receipt evidencing a successful transmission, or (iv) on the next business day after the business day on which deposited with a regulated public carrier (e.g., Federal Express) for overnight delivery, freight prepaid. The address and email of the parties is set forth in the signature block below and any party may change its address and email for purposes of this paragraph by written notice given in the manner provided above.

13.	Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

14.	Entire Understanding. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

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15.	Severability. If any term, provision, covenant or condition of this Agreement shall be or become illegal, null, void or against public policy, or shall be held by any court of competent jurisdiction to be illegal, null or void or against public policy, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected, impaired or invalidated thereby. The term, provision, covenant or condition that is so invalidated, voided or held to be unenforceable shall be modified or changed by the parties to the extent possible to carry out the intentions and directives set forth in this Agreement.

16.	Signatures - Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall not be effective until the execution and delivery between each of the parties of at least one set of counterparts.

The parties authorize each other to detach and combine original signature pages and consolidate them into a single identical original. Any of such completely executed counterparts shall be sufficient proof of this Agreement. Signatures transmitted by fax, email or e-signature shall be deemed original signatures.

[Signature page follows]

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IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above.

AiAdvertising, Inc., a Nevada corporation		Brad Parscale

By:	/s/ Andrew Van Noy	By:	/s/ Bradley Parscale
Andrew Van Noy, CEO

Date:	08/04/2022	Date:	08/04/2022

Address & Email for Notices:		Address & Email for Notices:

AiAdvertising, Inc.		Name:	Bradley Parscale
Andrew Van Noy, CEO		Address:
321 6th Street		Email:
San Antonio, TX 78215
Email:	contracts@AiAdvertising.com

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EXHIBIT A

DUTIES, TERM, AND COMPENSATION

DUTIES: The Consultant will provide the following services: Business development activities, lead generation activities, sales activities.

Consultant will report directly to the CEO or to any other party designated by him in connection with the performance of the duties under this Agreement and shall fulfill any other duties reasonably requested by AIAD and agreed to by the Consultant.

TERM: This Independent Consultant relationship shall commence upon execution of this Agreement and shall continue for twelve (12) months, or until terminated by either party. Consultant’s agreement with AIAD may be terminated, with or without cause, at any time without prior notice, at the option of either AIAD or the Consultant. Upon mutual agreement of AIAD and Consultant, the term of this Agreement may be extended.

Consultant acknowledges and understands that AIAD is under no obligation whatsoever to extend the term of this Agreement beyond the initial term.

COMPENSATION: As full compensation for the services rendered pursuant to this Agreement, AIAD shall compensate the Consultant as follows:

Monthly Compensation: AIAD shall pay Consultant $10,000.00 per month in cash and $120,000 per year in stock, under the Company’s 2022 Qualified Incentive Stock Plan.

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